

WWW.SOMETHING-SWEET.CO
HELLO@SOMETHING-SWEET.CO
682-407-5546 OR 817-729-5806

Something Sweet Bake Shoppe is a by appointment only, specialty bakery in Arlington, Texas. We specialize in Custom Celebration Cakes and Something Sweet for any occasion.



OUR MISSION

Our mission is to unify our community through memorable experiences and to deliver excellence to those we serve.

VALUE PROPOSITION

At Something Sweet Bake Shoppe, we don't just make cakes. We specialize in customized experiences and bake your memories from scratch.

CORE VALUES



TEAM WORK

Cultivating a positive and cooperative environment for our team members and customers



EXCELLENCE

Committed to consistency, high quality ingredients, and memorable experiences



ACCOUNTABILITY

Operating in a safe and compliant environment where every team member has ownership of all duties



MOMENTS THAT MATTER

Dedicated to leadership development, empowerment, and community service

PRODUCTS & SERVICES



Custom Cakes & Cupcakes

Custom Cakes start at $150 and Custom Cupcakes start at $65. These items can be customized for Birthdays, Anniversaries, Showers, Special Events, and much more.



Wedding Cakes

At Something Sweet Bake Shoppe we are dedicated to every detail, and committed to customizing wedding cakes to be a reflection of love and happiness. Our wedding cakes start at $400 for 50 servings.



Signature Sweets

Our Signature Sweets Collection is perfect for any occasion or no occasion at all! Signature Sweets include non-custom, dessert style cakes, cupcakes, and cookies. Signature Sweets range from $36 to $75.



Custom Acrylic Toppers

Custom acrylic toppers are the perfect addition to elevate your custom cake or cupcake.

PRODUCTS & SERVICES



Cake Tastings & Consultations

Cake tastings and consultations are available for weddings and events with over 100 servings.



Wholesale Baked Goods

Our gourmet wholesale baked goods include muffins, cookies, croissants, and cupcakes for B2B sales. Vegan options are also available.



Merchandise & Apparel

Something Sweet Bake Shoppe Apparel collections are launched periodically for fundraising and to increase brand awareness



Cake Decorating Classes

Group and private classes are offered for all skill levels.

STOREFRONT ROADMAP
GRAND OPENING – Q3 2024



FINALIZE FUNDING BUDGET, SELECT ARCHITECT & CONTRACTOR

SECURE A LOCATION & FINALIZE NEGOTIATIONS

BEGIN CONSTRUCTION & EXECUTE MARKETING PLAN

PURCHASE EQUIPMENT & BEGIN RECRUITING PROCESS

FINALIZE BUILDOUT, TRAIN EMPLOYEES & SCHEDULE GRAND OPENING

2024 GOALS & TIMELINES

STEP 1 — OBTAIN MINORITY OWNED BUSINESS CERTIFICATION & CHAMBER MEMBERSHIPS

STEP 2 — SECURE FUNDING

STEP 3 — HIRE AN ACCOUNTANT & ATTORNEY

STEP 4 — FINALIZE COMMERCIAL LEASE & ARCHITECT/CONTRACTOR AGREEMENTS

STEP 5 — BEGIN CONSTRUCTION, & EXECUTE MARKETING STRATEGY

STEP 6 — RECRUIT & TRAIN THE DREAM TEAM (OFF-SITE IF NEEDED)

STEP 7 — COMPLETE CONSTRUCTION, PURCHASE EQUIPMENT & DECOR

STEP 8 — GRAND OPENING CELEBRATION

LOCATION LOCATION LOCATION

LEGACY AT VIRIDIAN - 1,573 SF			
RENTAL RATE $28 SF + 6.75 NNN	VPD: 32,895 POPULATION: 270,631 (5 MILES)	NEAR I-30, HWY-183 & ARLINGTON'S ENTERTAINMENT DISTRICT	AVG. VIRIDIAN HOUSEHOLD INCOME: $150K-$200K

VILLAGE CREEK SHOPPING CENTER - 1,110 SF			
RENTAL RATE $18 SF + NNN	VPD: 22,582 (LAMAR) VPD: 113,287 (I-30)	NEAR I-30, ARLINGTON'S ENTERTAINMENT DISTRICT	AVG. HOUSEHOLD INCOME: TBD




FUNDING BUDGET – $330,000

EXPENSE	COST	EXPENSE	COST
Construction	**$143,000.00**	Architectural Fees & Permits	**$17,500.00**
Working Capital - 3 Months	**$76,000.00**	Emergency Fund	**$12,000.00**
Equipment	**$56,000.00**	Grand Opening Celebration	**$5,500.00**
Signage, Furniture & Decor	**$20,000.00**		
ESTIMATED BUDGET= $330,000			

PROJECTED REVENUE & EXPENSES

Potential Foot Traffic	22,582 Vehicles/Day
Potential Customers/Day (.01%)	225.82 Customers
Conversion Rate (25%)	56 Customers/Day
Average Purchase Price	$25
PROJECTED ANNUAL REVENUE	**$497,000.00**

EXPENSE	COST	EXPENSE	COST
Payroll	**$15,360.00**	Loan Payment	**$1,000.00**
Rent, Utilities & Insurance	**$5,000.00**	Savings	**$1,000.00**
Pro-rated License, Permit & Tax Fees	**$4,450.00**	Subscriptions	**$750.00**
Investor Dividend	**$3,333.00**	Transportation	**$650.00**
Inventory & Supplies	**$3,000.00**	POS System & Transaction Fees	**$420.00**
Accountant, Freelancers & Contractors	**$2,500.00**	Membership Fees	**$187.50**

MONTHLY EXPENSES= $37,650.50

CLIENT PERSONAS

While millennials are our target market and contribute to 70% of the clientele all customers are welcomed to celebrate with Something Sweet. Our ideal clients are navigating through some of the most exciting seasons of their lives: graduations, engagements, weddings, baby showers, 30th and 40th birthdays and more. We have custom dessert options for extra special occasions, and non-customized desserts, known as our Signature Sweets Collection, for individuals who are just in the mood for something sweet

Kennedy
The Millennial Bride-to-Be



CHALLENGES
- Organizing a memorable wedding
- Finding vendors that fit her vision

FRUSTRATIONS
- Overwhelming options in the wedding industry

GOALS
- To have a dream wedding
- Start a family soon

SOURCES FOR INFORMATION
- Wedding Trade Shows
- Pinterest
- Instagram
- Word of Mouth

INTERESTS
- Community Service
- Traveling
- Wedding Planning
- Wine Tasting

Age: 32
Occupation: Pharmacist
Location: Viridian
Income: $130,000
Marital Status: Engaged
Kids: None (yet!)

Joshua
The Birthday Celebrator



CHALLENGES
- Finding time to relax
- Balancing work-life
- Finding unique ways to celebrate milestones

FRUSTRATIONS
- Repetitive birthday celebrations
- Lack of new experiences

GOALS
- Travel more
- Invest in stocks
- Keep up with tech trends

SOURCES FOR INFORMATION
- Tech Blogs
- YouTube
- Twitter
- Friend recommendations

INTERESTS
- Technology
- Video Gaming
- Weekend Getaways
- Craft Beer
- Sporting Events

Age: 35
Occupation: Software Engineer
Location: Euless, TX
Income: $110,000
Marital Status: Single
Kids: None

Aja
The New Mom



CHALLENGES
- Sleepless nights
- Finding quality childcare
- Making time for self-care

FRUSTRATIONS
- Lack of time for personal interests
- Exhaustion

GOALS
- Raise a healthy child
- Return to work
- Maintain a strong relationship with her spouse

SOURCES FOR INFORMATION
- Parenting Websites
- Social Media Bloggers
- Recommendations from friends and family

INTERESTS
- Baby Products
- Parenting Blogs
- Family Outings
- Pilates

Age: 28
Occupation: Pediatric Nurse
Location: Arlington, TX
Income: $90,000
Marital Status: Married
Kids: 1 infant

Spencer
The Sweet Tooth Enthusiast



CHALLENGES
- Finding quality time to spend with family due to busy schedules

FRUSTRATIONS
- Not having enough downtime
- Wanting to find unique ways to mark big family occasions

GOALS
- Celebrate 20th wedding anniversary
- Hosting epic children's birthday parties

SOURCES FOR INFORMATION
- Recommendations from colleagues
- Local community event

INTERESTS
- Part time event planner
- Attending children's sporting events
- Traveling
- Hiking

Age: 33
Occupation: Educator
Location: Grand Prairie, TX
Income: $75,000
Marital Status: Married
Kids: 2 (ages 8 and 10)

COMPETITIVE ANALYSIS

Arlington, Texas is one of the fastest-growing metro areas in the country. The market for bakeries in this region can be robust due to its increasing population, and a diverse and thriving community that enjoys a blend of traditional and unique baked goods.

SUGAR BEE SWEETS

- **Specialty**: Custom wedding cakes, special occasion cakes, and a daily selection of gourmet cupcakes and pastries
- **Strengths**:
  - High-quality custom cakes with unique designs.
  - Positive online reviews and established local presence.
- **Weaknesses**:
  - Price point might be higher than some other local bakeries due to the custom nature of many products.
  - Limited variety compared to larger bakeries.

NOTHING BUNDT CAKE

- **Specialty**: Bundt cakes in various sizes and flavors
- **Strengths**:
  - Strong brand recognition as it's a nationwide chain.
  - Consistent product quality and taste.
  - Offers a wide variety of bundt cake flavors.
- **Weaknesses**:
  - Less "local" feel due to being a chain.
  - Limited to bundt cakes, which could be restrictive to some customers

TIFF'S TREATS

- **Specialty**: Cookie delivery service
- **Strengths**:
  - Offers the unique value proposition of warm cookie delivery.
  - Diverse menu including brownies and ice cream.
  - Convenient online ordering system.
- **Weaknesses:**
  - More of a niche market, mainly targeting cookie lovers.
  - Might not be the first choice for special occasion desserts or larger pastry orders.

THAT'S THE CAKE BAKERY

- **Specialty**: Custom cakes for weddings, birthdays, and other occasions
- **Strengths**:
  - Offers a wide range of flavors and designs.
  - Positive reviews and testimonials.
  - Established reputation in the Arlington community.
- **Weaknesses**:
  - May have higher wait times during peak seasons.
  - Prices might be on the higher side due to custom orders.

APPENDIX

BRAND GUIDELINES

COLOR PALETTE

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LOGO





Poppins   **Poppins**   *Anydore Regular*